UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number: 001-41329

Allego N.V.

(Translation of registrant’s name into English)

Westervoortsedijk 73 KB

6827 AV Arnhem, the Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information and related exhibit contained in this Report on Form 6-K are hereby incorporated by reference into Allego N.V.’s (i) Registration Statement on Form F-4 (File No. 333-274205), as amended, (ii) Registration Statement on Form S-8 (File No. 333-272151) and (iii) post-effective Amendment No. 2 to Form F-1 in the Registration Statement on Form F-3 (File No. 333-264056).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The following press release is furnished hereto:

Exhibit No.	Description

99.1	Press Release, dated September 22, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGO N.V.

Date: September 22, 2023	By:	/s/ Mathieu Bonnet
Name: Mathieu Bonnet
Title: Chief Executive Officer